March 6, 2025

Robert H. Langer
Executive Vice President, Chief Financial Officer and Treasurer
Sphere Entertainment Co.
Two Penn Plaza,
New York, NY 10121

       Re: Sphere Entertainment Co.
           Form 10-KT for Transition Period Ended December 31, 2024 File No. 001-39245
Dear Robert H. Langer:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-KT for Transition Period Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Cash Flow Discussion, page 76

1. Please revise your analysis of cash flow changes to explain the underlying business reasons for material changes between periods in your operating cash flows. For example, discuss the underlying business reasons for material changes in working capital line items between periods, including, but not limited to, accounts receivable, prepaid expenses and other current and non-current assets as well as accounts payable, accrued and other current and non-current liabilities. Refer to Item 303 of Regulation
       S-K and SEC Release No. 33-8350.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-11

2. Please present changes in accounts payable pertaining to operating activities separately from accrued and other current and non-current liabilities. Refer to ASC
       230-10-45-29.
 March 6, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services